seabed-to-surface EARNINGS PRESENTATION THIRD QUARTER ENDED AUGUST 31, 2009 OCTOBER 14, 2009 3:00 PM UK TIME Exhibit 99.2

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October 14, 2009
slide 2
Forward-Looking Statements
Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange
Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,”
“expect,” “intend,” “may,” “plan,” “forecast”, “project,” “will,” “should,” “seek,” and similar expressions. These statements include, but are not limited to, statements as to the approximate value of the awarded contracts, our anticipated performance for fiscal year 2009, the underlying market fundamentals, the anticipated conditions of the
SURF market in 2010, our expectation of the approval of additional projects in West Africa, our ability to manage our business through this market cycle, the expected reduction of our shareholdings in two Angolan joint ventures and the expected timing and impact thereof, expectations regarding our backlog and pre-backlog, the expected timing of publishing our pre-close trading update and statements contained in the “Trading Outlook” section, including the expected awards in and our continued focus on the conventional market in West Africa, the expected activity levels, market conditions and their impact on our margin in 2010, the strength of the medium-term market fundamentals, our ability to capitalise on asset opportunities, our ability to exploit new growth areas, and statements as to management’s confidence of our ability to meet our clients’ strategic needs and to capture opportunities when the markets return to growth. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries;
uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.

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October 14, 2009
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Third Quarter Highlights
Result reflects excellent operational performance, strong client relationships and good execution of projects awarded in previous years when business conditions were more favourable
Continuing operations:
Revenue of $558 million
Adjusted EBITDA of $110 million
Adjusted EBITDA margin of 19.7%
Net income of $65 million
Diluted EPS of $0.29
Strong cash and cash equivalents position of $807 million driven by good operational cashflow
New major contract awards:
$260 million four-year contract for Petrobras for use of the Polar Queen
$110 million contract offshore Angola for Total and BP
SapuraAcergy Joint Venture awarded $170 million contract offshore Australia by
Apache, post quarter end
Number of smaller awards worldwide

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October 14, 2009
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Underlying market fundamentals remain unchanged - at present, challenging business conditions prevail in SURF market
Short-term caution - medium-term fundamentals remain strong
Macro economic concerns have resulted in clients delaying the award of large
SURF projects
SURF market:
Short–term: poor visibility – sporadic order flow - project awards delayed by clients
More aggressive competition and increased pricing pressures expected to impact negatively 2010 margins
Conventional / hook-up market in West Africa:
Improved visibility following recent awards
Further market awards in West Africa expected in near-term
Backlog for continuing operations of $2.6 billion:
$600 million for execution in remainder of 2009
$1.4 billion for execution in 2010
Current Market Conditions

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October 14, 2009
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Fiscal year 2009:
Revenue from continuing operations for fiscal year 2009 expected to be in line with previous guidance
Subject to the successful outcome of a number of commercial negotiations in the final quarter of fiscal year 2009, we expect to achieve an Adjusted
EBITDA margin from continuing operations, above previous guidance, although below the outturn for fiscal year 2008
Fiscal year 2010:
We expect that fiscal year 2010 will see lower revenue and particularly, lower margins due to keener competition for recent and new tenders and the resultant pricing pressures
Company Expectations

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October 14, 2009
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Continue to focus on delivering outstanding execution for our clients
Remain vigilant – managing cost base and risk profile, without compromising long-term strategy and expertise
Re-orientating resources towards key markets
Despite present challenging conditions in the SURF market – our long-term view remains unchanged
Medium-term fundamentals remain strong
Clear and focused strategy
Well positioned to manage through the uncertainties of the present market cycle and to capitalise on asset opportunities should they emerge and to capture the expected medium-term upside
Medium-term fundamentals remain strong

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Three-Months Ended Nine-Months Ended
In $ millions, except share and per share data
August 31,
2009
Unaudited
August 31,
2008
Unaudited
August 31,
2009
Unaudited
August 31,
2008
Unaudited
Continuing operations:
Revenue 558.3 639.2 1,586.9 1,954.5
Adjusted EBITDA 110.0 162.3 325.0 437.9
Net operating income 76.9 134.5 229.2 358.1
Taxation (30.8) (42.8) (62.4) (116.8)
Income – continuing operations 64.7 101.2 179.8 239.8
Net income / (loss) – discontinued operations 2.0 11.7 4.8 (24.0)
Net income  66.7 112.9 184.6 215.8
Earnings / (loss) per share – Diluted
  Continuing operations 0.29 0.52 0.89 1.25
  Discontinued operations 0.01 0.06 0.03 (0.11)
  Net Earnings 0.30 0.58 0.92 1.14
Weighted average number of  Common Shares and
Common Share equivalents outstanding - Diluted
183.9m 205.9m 183.7m 208.6m
(a)
Refer to appendix for Adjusted EBITDA definition and reconciliation to Net operating income and Net Income.
Financial Highlights
(a)

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October 14, 2009
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In $ millions
Three-Months Ended Nine-Months Ended
August 31, 2009 August 31, 2009
Net income – total operations
66.7 184.6
Depreciation and amortisation 33.1 95.8
Other non cash items from operations (11.4) (9.5)
Changes in working capital
86.2 114.0
Net cash from operating activities 174.6 384.9
Capital expenditure
Proceeds from sale of assets (net of costs of sale)
Advances to associates & JVs
Dividend from associates & JVs
(34.1)
0.6
-
4.2
(136.9)
73.5
(5.1)
7.4
Net cash from investing activities (29.3) (61.1)
New borrowings 1.2 1.3
Exercise of share options
0.7 0.9
Interest paid on convertible note
- (5.6)
Dividends paid to shareholders (40.2) (40.2)
Dividends paid to minority interests - (4.9)
Net cash from financing activities (38.3) (48.5)
Effect of exchange rate changes on cash 12.2 26.8
Change in cash and cash equivalents  119.2 302.1
Cashflow Highlights

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October 14, 2009
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Balance Sheet Highlights
In $ millions as at
August 31 ,
2009
Unaudited
November
30, 2008
Audited
August 31,
2008
Unaudited
Property, plant and equipment
845.4
907.6 918.2
Interest in associates and joint ventures
175.1
140.2 152.1
Trade and other receivables
304.7
354.5 500.7
Assets held for sale
243.6
75.5 1.1
Other accrued income and prepaid expenses
219.2
233.5 339.7
Cash and cash equivalents
807.0
573.0 438.6
Other assets
126.2
186.8 182.7
Total assets
2,721.2
2,471.1 2,533.1
Total equity
1,002.6
801.4 836.0
Non-current portion of borrowings
411.2
409.2 404.9
Trade and other payables
545.6
651.6 650.1
Deferred revenue
319.9
305.6 327.3
Current tax liabilities
114.2
69.1 111.7
Liabilities directly associated with assets held for sale
173.4
- -
Other liabilities
154.3
234.2 203.1
Total liabilities
1,718.6
1,669.7 1,697.1
Total equity and liabilities
2,721.2
2,471.1 2,533.1
(2)
(3)
(1)
These figures have been extracted from the Audited Consolidated Financial Statements for 2008.
As at August 31, 2009 a total of $nil million of claims not formally agreed with clients has been included in trade and other receivables.  This compares to $nil million and $11.2 million of claims included in trade and other receivables as at November 30, 2008 and August 31, 2008 respectively.
As at August 31, 2009 cash balances of $807.0 million exclude $68.1 million relating to Sonamet which as at this date is classified as an asset held for sale.
(1)
(2)
(3)

seabed-to-surface October 14, 2009 slide 10 Appendices

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October 14, 2009
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Major Project Progression
Continuing Projects >$100m, between 5% and 95% complete as at August 31, 2009 -
excl. long-term ship charters
0% 20% 40% 60% 80% 100%
Mexilhao (Brazil)
Pluto (Australia)
Deep Panuke (Canada)
ALNG (Angola)
PazFlor (Angola)
EPC4A (Nigeria)
Block 15 (Angola)
Moho Bilondo (Congo)
Acergy AFMED Acergy NEC Acergy AME Disc. Operations

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October 14, 2009
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Backlog Analysis – continuing operations
Backlog by Region
14%
7%
60%
19%
0%
20%
40%
60%
80%
100%
Aug.31.09
SAM
AFMED
AME
NEC
Backlog by Award Date
<2006
13%
2009
35%
2008
39%
2007
13%
Backlog by Execution Date
2010
53%
2011+
26%
2009
21%
In $ millions as at: Aug.31.09 May.31.09 Aug.31.08
Backlog
(1)
2,628 2,415 3,038
Pre-Backlog
(2)
42 99 176
(1)
Backlog excludes amounts related to discontinued operations as of Aug.31.09: $72 million, May.31.09: $77 million, Aug.31.08: $243 million
(2)
Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements

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Segmental Analysis – continuing operations
For the three months
ended August.31.2009
In $ millions
Acergy
NEC
Acergy
AME
Acergy
AFMED
Acergy
NAMEX
Acergy
SAM
Acergy
Corporate
Total –
Continuing
operations
Revenue 216.6 43.2 243.7 13.3 39.3 2.2 558.3
Net operating income / (loss) 34.1 (0.1) 27.2 4.1 6.5 5.1 76.9
   Investment income 1.4
   Other gains  25.1
   Finance costs (7.9)
Net income before taxation from continuing operations  95.5

For the three months
ended August.31.2008
In $ millions
Acergy
NEC
Acergy
AME
Acergy
AFMED
Acergy
NAMEX
Acergy
SAM
Acergy
Corporate
Total –
Continuing
operations
Revenue 278.7 48.5 233.4 1.1 77.3 0.2 639.2
Net operating income /(loss)  88.3 6.8 20.7 0.3 (3.5) 21.9 134.5
    Investment income 5.0
    Other gains 14.4
    Finance costs (9.9)
Net income before taxation from continuing operations 144.0

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October 14, 2009
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Regional Performance – continuing operations
Acergy Northern Europe and Canada
As expected, lower activity levels during the quarter compared to Q3 2008 reflecting ongoing challenging market environment
Good operational progress on Ormen Lange, Dong Nini, Gjoa, Morvin and Deep
Panuke
Marathon Volund Project successfully completed offshore operations and commercial settlement negotiations continue
Nine Months Ended
Aug 31
31.1
485.3
126.6
617.0
0
150
300
450
600
750
Net Operating
Revenue
Net Operating
Income
2009 2008
Quarter Ended
Aug 31
216.6
34.1
278.7
88.3
0
100
200
300
Net Operating
Revenue
Net Operating
Income
2009 2008

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October 14, 2009
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Regional Performance – continuing operations
Acergy Asia and Middle East
Good operational progress on projects, including Bluewater Al Sheehan, BHP
Pyrenees and Pluto - which remained in early stages
One-off costs associated with the dry-docking of the Toisa Proteus for hull cleaning partly offset by good project performance the Pluto Project and completion of Bluewater Al Sheehan and Van Gogh Projects
SapuraAcergy JV delivered a positive contribution in the quarter
Nine Months Ended
Aug 31
144.0
135.8
27.4
12.3
0
50
100
150
Net Operating
Revenue
Net Operating
Income
2009 2008
Quarter Ended
Aug 31
43.2
48.5
(0.1)
6.8
0
20
40
60
Net Operating
Revenue
Net Operating
(Loss) /Income
2009 2008

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Regional Performance – continuing operations
Acergy Africa and Mediterranean
Good progress on a number of projects, including EPC4A, Block 15, PazFlor and
Angola LNG, together with a good contribution from Sonamet
A number of major projects in this segment remain in early stages
No major projects completed during the quarter
Awarded Block 17 $110m Angolan Conventional contract
Quarter Ended
Aug 31
243.7
27.2
20.7
233.4
0
100
200
300
Net Operating
Revenue
Net Operating
Income
2009 2008
Nine Months Ended
Aug 31
679.6
105.9
160.9
968.2
0
250
500
750
1,000
Net Operating
Revenue
Net Operating
Income
2009 2008

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October 14, 2009
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Regional Performance – continuing operations
Acergy North America and Mexico
Good contribution from Perdido Project in ultra deep Gulf of Mexico
Offshore operations on cross-regional Frade SURF project and Perdido completed in the quarter
Nine Months Ended
Aug 31
46.8
16.8
6.6
2.6
0
25
50
Net Operating
Revenue
Net Operating
Income
2009 2008
Quarter Ended
Aug 31
13.3
4.1
0.3
1.1
0
10
20
Net Operating
Revenue
Net Operating
Income
2009 2008

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Regional Performance – continuing operations
Acergy South America
Anticipated lower activity levels partly offset by good revenue contribution from
Frade Project, which completed offshore operations
Three ships on long-term service arrangements achieved full utilisation
Awarded four-year $260 million contract for the Polar Queen by Petrobras
Quarter Ended
Aug 31
6.5
39.3
77.3
(3.5)
-10
20
50
80
110
Net Operating
Revenue
Net Operating
Income / (Loss)
2009 2008
Nine Months Ended
Aug 31
225.3
229.2
24.3
15.2
0
100
200
300
Net Operating
Revenue
Net Operating
Income
2009 2008

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Regional Performance – discontinued operations
Discontinued Operations
Positive contribution from the Mexilhao Trunkline Project
Nine Months Ended
Aug 31
85.3
177.1
10.9
(26.0)
-50
0
50
100
150
200
Net Operating
Revenue
Net Operating
Income / (Loss)
2009 2008
Quarter Ended
Aug 31
36.3
114.1
4.5
18.2
-20
20
60
100
140
Net Operating
Revenue
Net Operating
Income
2009 2008

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Adjusted EBITDA: The Group calculates Adjusted EBITDA from continuing operations (adjusted earnings before interest, income taxation, depreciation and amortisation) as net income from continuing operations plus finance costs, other gains and losses, taxation, depreciation and amortisation and adjusted to exclude investment income and impairment of property, plant and equipment. Adjusted
EBITDA margin from continuing operations is defined as Adjusted EBITDA divided by revenue from continuing operations.  Management believes that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are important indicators of our operational strength and the performance of our business. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations have not been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB nor as adopted for use in the
European Union.  These non-IFRS measures provide management with a meaningful comparison amongst our various regions, as they eliminate the effects of financing and depreciation.  Adjusted EBITDA margin from continuing operations may also be a useful ratio to compare our performance to our competitors and is widely used by shareholders and analysts following the Group’s performance.
However, Adjusted EBITDA and Adjusted EBITDA margin from continuing operations as presented by the Group may not be comparable to similarly titled measures reported by other companies.  Such supplementary adjustments to EBITDA may not be in accordance with current practices or the rules and regulations adopted by the US Securities and Exchange Commission (the “SEC”) that apply to reports filed under the Securities Exchange Act of 1934.  Accordingly, the SEC may require that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations be presented differently in filings made with the SEC than as presented in this release, or not be presented at all. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are not measures determined in accordance with IFRS and should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with IFRS), as a measure of the Group’s operating results or cash flows from operations (as determined in accordance with IFRS) or as a measure of the Group’s liquidity.  The reconciliation of the Group’s net income from continuing operations to Adjusted EBITDA from continuing operations is included in this release.  This release also includes a supplemental calculation of Adjusted EBITDA from continuing operations calculated as net operating income from continuing operations, plus depreciation and amortisation and impairment charges on property, plant and equipment. Management believes that this supplemental presentation of Adjusted EBITDA from continuing operations is also useful as it is more in line with the presentation of similarly titled measures by companies within Acergy’s peer group and therefore believes it to be a helpful calculation for those evaluating companies within Acergy’s industry.  Adjusted EBITDA for discontinued operations is calculated as per methodology outlined above.  Adjusted EBITDA for total operations is the total of continuing operations and discontinued operations.
Adjusted EBITDA
(a)

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Reconciliation of Net Operating Income to Adjusted EBITDA
Three-Months Ended
August 31, 2009
Three-Months Ended
August 31, 2008
In $ millions (except percentages)
Continuing Discontinued
Total
operations
Continuing Discontinued
Total
operations
Net operating income
76.9 4.5 81.4 134.5 18.2 152.7
Depreciation and amortisation 33.1 - 33.1 27.8 2.0 29.8
Impairments
- - - - - -
Adjusted EBITDA 110.0 4.5 114.5 162.3 20.2 182.5
Revenue  558.3 36.3 594.6 639.2 114.1 753.3
Adjusted EBITDA % 19.7% 12.4% 19.3% 25.4% 17.7% 24.2%
Reconciliation of Net Income to Adjusted EBITDA
Three-Months Ended
August 31, 2009
Three-Months Ended
August 31, 2008
In $ millions (except percentages)
Continuing Discontinued
Total
operations
Continuing Discontinued
Total
operations
Net income
64.7 2.0 66.7 101.2 11.7 112.9
Depreciation and amortisation 33.1 - 33.1 27.8 2.0 29.8
Impairments
- - - - - -
Investment income (1.4) - (1.4) (5.0) - (5.0)
Other gains and losses (25.1) (0.2) (25.3) (14.4) 0.6 (13.8)
Finance costs 7.9 - 7.9 9.9 - 9.9
Taxation 30.8 2.7 33.5 42.8 5.9 48.7
Adjusted EBITDA 110.0 4.5 114.5 162.3 20.2 182.5
Revenue  558.3 36.3 594.6 639.2 114.1 753.3
Adjusted EBITDA % 19.7% 12.4% 19.3% 25.4% 17.7% 24.2%